CUSIP NO. 35242N202                                                                        Page 1 of 19

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

FRANKLIN BSP PRIVATE CREDIT FUND

(Name of Issuer)

ADVISOR CLASS SHARES OF BENEFICAL INTEREST

(Title of Class of Securities)

35242N202

(CUSIP Number)

Thomas C. Mandia

Assistant Secretary

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403

800‑632‑2350

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1I, 240.13d‑1(f) or 240.13d‑1(g), check the following box.[  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

CUSIP NO.  35242N202                                                                       Page 2 of 19

1.   NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,032,3241

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             78.2%2

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

1 Consists of 4,955,483 Advisor Class Shares of Beneficial Interest held in a Franklin Resources, Inc.’s subsidiary’s corporate account and 3,076,842 held for the benefit of a fund managed by Franklin Advisers, Inc.

2 Represents the current beneficial ownership percentage that Franklin Resources, Inc. and its investment management subsidiaries may be deemed to beneficially own based upon 10,267,760 Advisor Class Shares of Beneficial Interest outstanding as of September 5, 2024.

      CUSIP NO. 35242N202                                                                  Page 3 of 19

1.   NAMES OF REPORTING PERSONS.

             Charles B. Johnson3

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             AF

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            (See Item 5)

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             (See Item 5)

      14.    TYPE OF REPORTING PERSON

             HC,IN

3Shares of common stock of Franklin Resources, Inc. held in a revocable trust for which Mr. C.B. Johnson is trustee, as well as shares held in 401(k) Plan, shares held in an individual retirement account, and shares held by three private charitable foundations for which he is a trustee with shared voting and investment power (Mr. C.B. Johnson disclaims beneficial ownership of such shares).

      CUSIP NO. 35242N202                                                                Page 4 of 19

1.   NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.4

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             AF

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            (See Item 5)

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             (See Item 5)

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

4 Shares of common stock of Franklin Resources, Inc. held in a revocable trust for which Mr. R. H. Johnson, Jr. is trustee, as well as shares held in 401(k) Plan, shares held in an individual retirement account, shares held by his spouse (Mr. R. H. Johnson, Jr. disclaims beneficial ownership of such shares), and shares held by a private charitable foundation for which he is a trustee (Mr. R. H. Johnson, Jr. disclaims beneficial ownership of such shares).

CUSIP NO.       35242N202                                                                Page 5 of 19

1.   NAMES OF REPORTING PERSONS.

             BSP Fund HoldCo (Debt Strategy) L.P.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,955,483

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48.3%

      14.    TYPE OF REPORTING PERSON

             AF,PN (See Item 5)

      CUSIP NO. 35242N202                                                                   Page 6 of 10

1.       NAMES OF REPORTING PERSONS.

             Franklin Advisers, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             OO, WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2I[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             California

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

            (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,076,841

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             30.0%

      14.    TYPE OF REPORTING PERSON

             IA,CO (See Item 5)

CUSIP NO. 35242N202                                                                  Page 7 of 19

Item 1. Security and Issuer

This statement relates to Advisor Class Shares of Beneficial Interest (the “Shares”) of FRANKLIN BSP PRIVATE CREDIT FUND, a Delaware Statutory Trust (the "Issuer"). The Issuer’s principal executive office is located at 9 West 57th Street, Suite 4920, New York, New York 10019.

      Item 2.  Identity and Background

(a), (f)  This Schedule 13D is being filed by Franklin Resources, Inc. (“FRI”), a Delaware corporation, Charles B. Johnson (“C. Johnson”), Rupert H. Johnson, Jr. (“R. Johnson, Jr.”), BSP Fund HoldCo (Debt Strategy) L.P. (“HoldCo”), a Delaware limited partnership, and Franklin Advisers, Inc. (“FAV”), a California corporation (HoldCo, FAV, and together with FRI, C. Johnson and R. Johnson, Jr., the “Reporting Persons”).  HoldCo and FAV are wholly-owned subsidiaries of FRI.  C. Johnson and R. Johnson, Jr. are the principal stockholders of FRI. R. Johnson, Jr. is also the Vice Chairman of FRI and C. Johnson is an Executive Consultant to FRI.  C. Johnson and R. Johnson, Jr. are citizens of the United States.

(b)   The address of the principal business office of each of the Reporting Persons is One Franklin Parkway, San Mateo, California 94403-1906.  The directors and principal executive officers of FRI, HoldCo, and FAV, their present principal occupations, citizenship and business addresses are listed on Exhibit B.

(c)  The principal business of FRI is to act as a holding company for various subsidiaries engaged in the investment management and related services business. The principal business of HoldCo is to make investments into credit related instruments and vehicles. The principal business of FAV is investment management. The principal occupation of each of C. Johnson and R. Johnson, Jr. are listed on Exhibit B.

(d)  During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons have invested in the Issuer as follows:

• HoldCo has acquired a total of 4,955,483 Shares for an aggregate purchase price of $49,900,000, having acquired on August 18, 2021 90,000 Shares, on October 3, 2022 2,400,000 Shares, and on April 28,2023 2,465,483 Shares; in addition, HoldCo acquired on August 18, 2021 a total of 10,000 Class A Shares of Beneficial Interest of the Issuer for an aggregate purchase price of $100,000.  HoldCo paid for all of such shares from its working capital.

• Franklin Global Allocation Fund, whose investment adviser is FAV, has acquired as of June 28, 2024 a total of 3,076,841 Shares for an aggregate purchase price of $32,000,000.

FRI, C. Johnson and R. Johnson, Jr. do not own directly any shares of the Issuer .

      Item 4.   Purpose of Transaction

Holdco acquired the Shares for investment and to support the Issuer in its investment strategy. Franklin Global Allocation Fund acquired the Shares for investment purposes.

Except as described above, none of the investment management subsidiaries of FRI, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer.

      Item 5.    Interest in Securities of the Issuer

      (a-b) Benefit Street Partners L.L.C. ("BSP"), a direct wholly-owned subsidiary of FRI, serves as investment Adviser to the Issuer. BSP holds no Shares and no Class A Shares of Beneficial Interest of the Issuer.

FRI is filing this report for itself and its affiliates, except as set forth herein. Beneficial ownership by FRI and its affiliates is being reported herein in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) (the “1998 Release ”) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by each of FRI's affiliates whose ownership of securities is disaggregated from that of FRI in accordance with the 1998 Release ("FRI Disaggregated Affiliates") are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries of FRI other than FRI Disaggregated Affiliates are collectively, "FRI Aggregated Affiliates").  Furthermore, internal policies and procedures of, on the one hand, FRI Disaggregated Affiliates, and, on the other hand, FRI, establish informational barriers that prevent the flow among, on the one hand, FRI Disaggregated Affiliates (including preventing the flow between such entities), and, on the other hand, the FRI Aggregated Affiliates, of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FRI Disaggregated Affiliates report the securities over which they hold investment and voting power separately from the FRI Aggregated Affiliates for purposes of Section 13 of the Act.

CUSIP NO. 35242N202                                                              Page 8 of 19

C. Johnson and R. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of FRI’s outstanding common stock and are the principal stockholders of FRI.  The Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by a wholly-owned subsidiary of FRI.  FRI, the Principal Shareholders, and FAV disclaim any pecuniary interest in any of the Shares reported herein.  In addition, the filing of the Schedule 13D on behalf of FRI and the Principal Shareholders should not be construed as an admission that any of them is, and each disclaims that it or he is, the beneficial owner, as defined in Rule 13d-3, of any of the Shares.

FRI, HoldCo, FAV, and the Principal Shareholders believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares held by any of them.  HoldCo did not acquire more than 5% of the Issuer’s outstanding Shares until October 3, 2022.

The number of Shares as to which each reporting person on this Schedule 13D has:

(i)Sole power to vote or to direct the vote of the Shares:

      Franklin Resources, Inc.:                                                                   0

      Charles B. Johnson:                                                                         0

      Rupert H. Johnson, Jr.:                                                                     0

      BSP Fund HoldCo (Debt Strategy) L.P.:                                               4,955,483

      Franklin Advisers, Inc.:                                                            3,076,841

(ii)  Shared power to vote or to direct the vote of the Shares                                    0

(iii) Sole power to dispose or to direct the disposition of the Shares:

      Franklin Resources, Inc.:                                                                   0

      Charles B. Johnson:                                                                         0

      Rupert H. Johnson, Jr.:                                                                     0

      BSP Fund HoldCo (Debt Strategy) L.P.:                                               4,955,483

      Franklin Advisers, Inc.:                                                            3,076,841

(iv)  Shared power to dispose or to direct the disposition of the Shares:                         0

      (c)    Except as set forth in Exhibit D, none of the Reporting Persons have effected any transactions in the Shares during the past sixty days.

      (d)    The clients of FRI’s investment management subsidiaries, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

             Franklin Global Allocation Fund, an investment company registered under the Investment Company Act of 1940, has an interest in 3,076,841 Shares, or 30.0% of the Shares.

      (e)     Not Applicable

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      HoldCo entered into subscription agreements with the Issuer on each of August 18, 2021, October 3, 2022, and April 28,2023.

CUSIP NO.  35242N202                                                                       Page 9 of 19

      Item 7.    Material to be Filed as Exhibits.

      Exhibit A:  Joint Filing Agreement

      Exhibit B:  Principal Executive Officers and Directors of FRI, HoldCo, and FAV

      Exhibit C:   Limited Powers of Attorney for Section 13 Reporting Obligations

      Exhibit D:  Transactions in the past 60 Days.

      Exhibit E:  Subscription Agreements entered into by HoldCo with the Issuer on each of August 18, 2021, October 3, 2022, and April 28,2023

                                             Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: September 9, 2024

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:            /s/THOMAS C. MANDIA

                                 ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

                                 Thomas C. Mandia

                                 Assistant Secretary of Franklin Resources, Inc.

                                 Attorney‑in‑Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

                                 Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

              Assistant Secretary of Franklin Advisers, Inc.

Franklin Fund Allocator Series on behalf of

                     Franklin Global Allocation Fund

By:           /s/TARA GORMEL

                                 ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

                                 Tara Gormel

                                 Vice President and Assistant Secretary of Franklin Fund Allocator Series

BSP FUND HOLDCO (DEBT STRATEGY) L.P.

By: Franklin Templeton Institutional GP LLC, its general partner

By:            /s/SHIRLEY HAMBELTON

                                 ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

                                 Shirley Hambelton

                                 Secretary of Franklin Templeton Institutional GP LLC

CUSIP NO.  35242N202                                                                       Page 10 of 19

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on September 9, 2024.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Franklin Advisers, Inc.

By:            /s/THOMAS C. MANDIA

                                 ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

                                 Thomas C. Mandia

                                 Assistant Secretary of Franklin Resources, Inc.

                                 Attorney‑in‑Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

                                 Attorney‑in‑Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D

              Assistant Secretary of Franklin Advisers, Inc.

Franklin Fund Allocator Series on behalf of

                     Franklin Global Allocation Fund

By:            /s/TARA GORMEL

                                 ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

                                 Tara Gormel

                                 Vice President and Assistant Secretary of Franklin Fund Allocator Series

BSP FUND HOLDCO (DEBT STRATEGY) L.P.

By: Franklin Templeton Institutional GP LLC, its general partner

By:            /s/SHIRLEY HAMBELTON

                                 ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

                                 Shirley Hambelton

                                 Secretary of Franklin Templeton Institutional GP LLC

CUSIP NO.  35242N202                                                                      Page 11 of 19

                                     EXHIBIT B

      PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the

United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Executive Chairman and Chairman of the Board, and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI Director, FAV	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	President, Chief Executive Officer and Director, FRI; Director, Thermo Fisher Scientific Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Matthew Nicholls	Executive Vice President, Chief Financial Officer, and Chief Operating Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Thomas C. Merchant	Executive Vice President and General Counsel and Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Terrence J. Murphy	Executive Vice President, Head of Public Markets, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alok Sethi	Executive Vice President, Head of Global Operations, FRI Citizen of India	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Adam B. Spector	Executive Vice President, Head of Global Distribution, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Brian M. Eakes	Executive Vice President, Head of Global Finance, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Gwen L. Shaneyfelt	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Director, FRI; Chairman of the Board, Pacific Mutual Holding Company; Chairman Emeritus of the Board, SRI International; Chairman, JDN Corporate Advisory, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Karen M. King	Director, FRI; Managing Director and Chief Legal Officer, Silver Lake	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alexander S. Friedman	Director, FRI; Co-Founder and Chief Executive Officer, Novata Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John Y. Kim	Director, FRI; Founder and Managing Partner, Brewer Lane Ventures LLC; Director/Trustee, Eversource Energy	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anthony J. Noto	Director, FRI; Chief Executive Officer and Director, SoFi Technologies, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP NO.  35242N202                                                                      Page 12 of 19

	Principal Occupation	Residence or Business Address
John W. Thiel	Director FRI; Partner and Senior Advisor, MyNextSeason	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Seth H. Waugh	Director, FRI; Chief Executive Officer, The PGA of America; Non-Executive Chairman, Alex Brown, a division of Raymond James; Director, Yext, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures; Director, Warner Bros. Discovery, Inc	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
David Manlowe	Executive Vice President, Franklin Templeton Institutional GP, LLC	One Franklin Parkway San Mateo, CA 94403-1906
Bryan R. Martoken	Executive Vice President, Franklin Templeton Institutional GP, LLC	One Franklin Parkway San Mateo, CA 94403-1906
Edward D. Perks	President and Director, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Lindsay Oshita	Chief Financial Officer, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Thomas C. Merchant	Chief Legal Officer, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Bjorn A. Davis	Chief Compliance Officer, FAV	280 Park Avenue New York, NY 10017
Jonathan Curtis	Executive Vice President and Chief Investment Officer, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Michael P. McCarthy	Executive Vice President and Portfolio Manager, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Roger A. Bayston	Executive Vice President, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Sonal Desai	Executive Vice President and Director, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Stephen H. Dover	Executive Vice President and Director, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Michael Foley	Executive Vice President, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Hasenstab	Executive Vice President, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Adam Petryk	Executive Vice President, FAV	One Franklin Parkway San Mateo, CA 94403-1906
Wylie A. Tollette	Executive Vice President, FAV	3344 Quality Drive Rancho Cordova, CA 95670

CUSIP NO.  35242N202                                                                      Page 13 of 19

     FRI:     Franklin Resources, Inc.

              One Franklin Parkway

              San Mateo, CA 94403‑1906

     FRI is primarily engaged, through various subsidiaries, in providing investment management to the open-end investment companies in the Franklin Group of Funds and the Templeton Family of Funds and to domestic and international managed and institutional accounts.  FRI’s principal line of business is providing investment management, administration, distribution and related services to the Franklin Templeton Funds, managed accounts and other investment products.

      HoldCo is a wholly-owned subsidiary of FRI.  Its principal business is at 50 Kennedy Plaza, Providence, RI 02903. Its general partner is Franklin Templeton Institutional GP, LLC, whose sole member is Franklin Templeton Institutional LLC, a wholly-owned subsidiary of FRI.

     FAV is a wholly-owned subsidiary of FRI.  Its principal business is at One Franklin Parkway, San Mateo, CA 94403 and its principal line of business is investment management.

CUSIP NO.  35242N202                                                                  Page 14 of 19

EXHIBIT C

LIMITED POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

               Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Thomas C. Mandia, Beth McAuley O’Malley, Thomas C. Merchant, Kimberly H. Novotny, Virginia E. Rosas and Navid J. Tofigh each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

      3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

      The undersigned acknowledges that:

      1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

      4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 11th day of December, 2023.

                                                             /s/CHARLES B. JOHNSON

                                                             Signature

                                                             Charles B. Johnson

                                                             Print Name

CUSIP NO.   35242N202                                                                               Page 15 of 19

LIMITED POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

             Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Thomas C. Mandia, Beth McAuley O’Malley, Thomas C. Merchant, Kimberly H. Novotny, Virginia E. Rosas and Navid J. Tofigh each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

      3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

      The undersigned acknowledges that:

      1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

      4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 11th day of December, 2023.

                                                              /s/RUPERT H. JOHNSON, JR.

                                                              Signature

                                                              Rupert H. Johnson, Jr.

                                                              Print Name

CUSIP NO.   35242N202                                                                                 Page 16 of 19

                                                    EXHIBIT D

                                         TRANSACTIONS IN THE PAST 60 DAYS

     The transactions described below are purchases in open market transactions on the Nasdaq Stock Exchange.

Date of Transaction	Number of Shares	Price per Share
		(in U.S. Dollars)
6/28/2024	1,445,086	10.38

CUSIP NO.   35242N202                                                                                Page 17 of 19

EXHIBIT E

SUBSCRIPTION AGREEMENTS

FRANKLIN BSP PRIVATE CREDIT FUND SUBSCRIPTION AGREEMENT

This Subscription Agreement is entered into this 18th day of August, 2021 by and between Franklin BSP Private Credit Fund, a Delaware statutory trust (the “Fund”), and BSP Fund Holdco (Debt Strategy) L.P. (the “Subscriber”);

WITNESSETH:

WHEREAS, the Fund has been formed for the purposes of carrying on business as a closed- end management investment company; and

WHEREAS, the Subscriber wishes to subscribe for and purchase, and the Fund wishes to sell to the Subscriber, 90,000 Advisor Class shares of beneficial interest (the “Advisor Class Shares”) for a purchase price of $10.00 per share and 10,000 Class A shares of beneficial interests (the “Class A Shares”) for a purchase price of $10.00 per share.

NOW THEREFORE, IT IS AGREED:

1.    The Subscriber subscribes for and agrees to purchase from the Fund 90,000 Advisor Class Shares for a purchase price of $10.00 per share and 10,000 Class A Shares for a purchase price of $10.00 per share. Subscriber agrees to make payment for the Advisor Class Shares and the Class A Shares at such time as demand for payment may be made by an officer of the Fund.

2.    The Fund agrees to issue and sell said Advisor Class Shares and Class A Shares to Subscriber promptly upon its receipt of the purchase price.

3.    To induce the Fund to accept its subscription and issue the Advisor Class Shares and the Class A Shares subscribed for, the Subscriber:

a.    Represents and warrants that it has no present intention of selling or redeeming the Advisor Class Shares or the Class A Shares subscribed for under this Subscription Agreement.

4.    This Subscription Agreement and all of its provisions shall be binding upon the legal representatives, heirs, successors and assigns of the parties hereto.

5.    This Agreement is executed on behalf of the Fund by the Fund’s officers as officers and not individually and the obligations imposed upon the Fund by this Subscription Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, this Subscription Agreement has been executed by the parties hereto as of the day and date first above written.

FRANKLIN BSP PRIVATE CREDIT FUND

By: /s/NINA BARYSKI

Name: NINA BARYSKI

Title: AUTHORIZED SIGNOR

NINA BARYSKI AUTHORIZED SIGNOR

BSP FUND HOLDCO (DEBT STRATEGY) L.P.

By: Franklin Templeton Institutional GP LLC, its general partner By: Franklin Templeton Institutional LLC, its sole member

By: /s/MARK CONSTANT

Name: Mark Constant

Title: Treasurer

CUSIP NO.   35242N202                                                                                 Page 18 of 19

FRANKLIN BSP PRIVATE CREDIT FUND SUBSCRIPTION AGREEMENT

This Subscription Agreement is entered into this 3rd day of October, 2022 by and between Franklin BSP Private Credit Fund, a Delaware statutory trust (the “Fund”), and BSP Fund Holdco (Debt Strategy) L.P. (the “Subscriber”);

WITNESSETH:

WHEREAS, the Fund has been formed for the purposes of carrying on business as a closed- end management investment company; and

WHEREAS, the Subscriber wishes to subscribe for and purchase, and the Fund wishes to sell to the Subscriber, 2,400,000 Advisor Class shares of beneficial interest (the “Advisor Class Shares”) for a purchase price of $10.00 per share.

NOW THEREFORE, IT IS AGREED:

1.    The Subscriber subscribes for and agrees to purchase from the Fund 2,400,000 Advisor Class Shares for a purchase price of $10.00 per share. Subscriber agrees to make payment for the Advisor Class Shares at such time as demand for payment may be made by an officer of the Fund.

2.    The Fund agrees to issue and sell said Advisor Class Shares to Subscriber promptly upon its receipt of the purchase price.

3.    To induce the Fund to accept its subscription and issue the Advisor Class Shares subscribed for, the Subscriber:

a.    Represents and warrants that it has no present intention of selling or redeeming the Advisor Class Shares subscribed for under this Subscription Agreement.

4.    This Subscription Agreement and all of its provisions shall be binding upon the legal representatives, heirs, successors and assigns of the parties hereto.

5.    This Agreement is executed on behalf of the Fund by the Fund’s officers as officers and not individually and the obligations imposed upon the Fund by this Subscription Agreement are not binding upon any of the Fund’s Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, this Subscription Agreement has been executed by the parties hereto as of the day and date first above written.

FRANKLIN BSP PRIVATE CREDIT FUND

By: /s/ NINA BARYSKI

Name: NINA BARYSKI

Title: AUTHORIZED SIGNOR

BSP FUND HOLDCO (DEBT STRATEGY) L.P.

By: Franklin Templeton Institutional GP LLC, its general partner

By: Franklin Templeton Institutional LLC, its sole member

                   By:  /s/MARK CONSTANT

                   Name: Mark Constant

                   Title: Treasurer

CUSIP NO.   35242N202                                                                             Page 19 of 19

SUBSCRIPTION AGREEMENT

FOR ADVISOR CLASS COMMON SHARES OF BENEFICIAL INTEREST OF FRANKLIN BSP PRIVATE CREDIT FUND

The undersigned hereby subscribes for and agrees to purchase $25,000,000 of Advisor class Common shares of beneficial interest, (the "Advisor Class Common Shares"), of Franklin BSP Private Credit Fund, at the closing price as of April 27, 2023, and request to assign ownership and purchases in such names and with such specifications as are set forth on Schedule A attached hereto, and hereby agrees to contribute cash to the Trust on the date hereof as consideration for the Advisor Class Common Shares in the amount of $25,000,000 with a trade date of April 28, 2023 (the "Consideration").

The undersigned further agrees to execute and deliver any and all documents or certificates necessary to transfer the Consideration to the Trust in full payment for the Common Shares subscribed for hereunder.

Date: 4/26/2023 | 10:25 AM PDT

   /s/MARK CONSTANT

   _________________________

   Mark Constant - Treasurer